UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

November 28, 2008

To whom it may concern:

Mizuho Financial Group, Inc.

Notice Concerning Handling of the Shares of Mizuho Financial Group, Inc., Including

Suspension of Trading Due to the Implementation of the Electronic Share Certificate System

Mizuho Financial Group, Inc. (the “Company”) hereby announces as follows with respect to the handling of its shares of commons stock and fractions of such shares (shares constituting less than a minimum investment unit), including suspension of trading due to the implementation of the electronic share certificate system1 on January 5, 2009 (Monday).

1.	Suspension of trading of common stock

The trading of shares of our common stock will be suspended on the Tokyo Stock Exchange and the Osaka Securities Exchange during the following period, as we conduct the allotment of shares or fractions of a share without consideration2 for the purpose of abolishing our fractional share system and adopt the unit share system3 in connection with the implementation of the electronic share certificate system:

From December 25, 2008 (Thursday) to December 30, 2008 (Tuesday)

2.	Handling of fractional shares (after the implementation of the electronic share certificate system; shares constituting less than a minimum investment unit)

The handling of fractional shares, etc., before and after the implementation of the electronic share certificate system shall be as follows:

	Transaction		Restricted period (suspension of receiving requests)
Before implementation of electronic share certificate system	Additional purchase	Additional purchase of fractional shares by shareholders	From December 12, 2008 (Friday) to January 4, 2009 (Sunday)
	Purchase	Purchase of fractional shares by the Company	From December 25, 2008 (Thursday) to January 4, 2009 (Sunday)

After implementation of electronic share certificate system	Additional purchase	Additional purchase of shares constituting less than a minimum investment unit by shareholders	From January 5, 2009 (Monday) to January 25, 2009 (Sunday)
	Purchase	Purchase of shares constituting less than a minimum investment unit by the Company

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

[1]

The “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trades of Stocks and Other Securities” (Law No. 88 of 2004) will become effective on January 5, 2009 (Monday).

[2]

Because we can no longer handle fractional shares under the new “book-entry transfer system” after the implementation of the electronic share certificate system, effective January 4, 2009 (Sunday), we will abolish our fractional share system by simultaneously conducting the allotment of shares or fractions of a share without consideration pursuant to the provisions of Article 88 of the “Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law” (Law No. 87 of 2005) and adopt the unit share system so that fractional shares will be shares constituting less than a minimum investment unit.

[3]

Effective January 4, 2009 (Sunday), an investment unit of our common stock and respective series of preferred stock will be 100 shares per unit pursuant to the resolution of our Board of Directors on May 15, 2008 (Thursday).